Exhibit 99.3.2
                                                                  --------------



                     ---------------------------------------

                        PRO FORMA VALUATION UPDATE REPORT
                      MUTUAL HOLDING COMPANY STOCK OFFERING

                             CHEVIOT FINANCIAL CORP.

                          PROPOSED HOLDING COMPANY FOR
                              CHEVIOT SAVINGS BANK
                                  Cheviot, Ohio

                                  Dated as of:
                                 August 8, 2003

                     ---------------------------------------
















                                  Prepared By:

                                RP Financial, LC.
                             1700 North Moore Street
                                   Suite 2210
                            Arlington, Virginia 22209

                                       August 8, 2003



Board of Directors
Cheviot Savings Bank
3723 Glenmore Avenue
Cheviot, Ohio  453211

Ladies and Gentlemen:

         We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock that has been be offered in connection with the mutual-to-stock conversion transaction described below.

         This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof. Our original appraisal report, dated June 13, 2003 (the "Original Appraisal") is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

         The Board of Directors of Cheviot Savings Bank ("Cheviot Savings" or the "Bank") has adopted a plan of reorganization pursuant to which Cheviot Savings will convert and reorganize into a mutual holding company structure. As part of the reorganization, Cheviot Savings will become a wholly-owned subsidiary of Cheviot Financial Corp. ("Cheviot Financial" or the "Corporation"), a federal corporation, and Cheviot Financial will issue a majority of its common stock to Cheviot Mutual Holding Company (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a Subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans, including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Direct Community offering. In addition, as part of the reorganization the Bank will establish a charitable foundation (the "Foundation") to further the Bank's commitment to the local community. The Foundation will be funded with $750,000 of Cheviot Financial stock and $750,000 in cash. The total shares offered for sale to the public and issued to the Foundation will constitute a minority of the Corporation's stock (49.9 percent or less).

RP Financial, LC.
Board of Directors
August 8, 2003
Page 2


         The aggregate amount of stock sold by the Corporation cannot exceed the appraised value of the Bank. Immediately following the offering, the primary assets of the Corporation will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank in exchange for 100 percent of the capital stock of the Bank. The Corporation will contribute at least 50 percent of the net offering proceeds in exchange for the Bank's capital stock. The remaining net offering proceeds, retained at the Corporation, will be used to fund a loan to the ESOP, fund the contributions to the Foundation, fund the capital of the MHC, and provide general working capital.

         This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Cheviot Savings' financial condition, including financial data through June 30, 2003; (2) an updated comparison of Cheviot Savings' financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and, (3) a review of stock market conditions since the date of the Original Appraisal.

         The estimated pro forma market value is defined as the price at which the Holding Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

         Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations
-------------------------------------

         1.       Financial Results
                  -----------------

                  Table 1 presents summary balance sheet and income statement details for the twelve months ended March 31, 2003 and updated financial information through June 30, 2003. The overall composition of Cheviot Savings' June 30, 2003 balance sheet was similar to the March 31, 2003 balance sheet. Updated reported earnings for the Bank increased slightly as a percent of average assets, while core earnings remained identical.

RP Financial, LC.
Board of Directors
August 8, 2003
Page 3


                                           Table 1
                                    Cheviot Savings Bank
                                    Recent Financial Data


                                           At March 31, 2003             At June 30, 2003
                                        ------------------------     ------------------------
                                          Amount        Assets         Amount        Assets
                                        ----------    ----------     ----------    ----------
                                          ($000)         (%)           ($000)         (%)
Balance Sheet Data
------------------
Total assets                            $  243,784         100.0%    $  242,750         100.0%
Cash, cash equivalents                      24,408          10.0         24,198          10.0
Investment securities                        6,146           2.5          6,175           2.5
Mortgage-backed securities                  23,593           9.7         21,136           8.7
Loans, net                                 182,444          74.8        183,926          75.8
FHLB stock                                   2,710           1.1          2,737           1.1
Deposits                                   195,312          80.1        194,973          80.3
Borrowings                                  10,765           4.4          9,793           4.0
Total equity                                35,932          14.7         36,608          15.1


                                            12 Months Ended              12 Months Ended
                                             March 31, 2003               June 30, 2003
                                        ------------------------     ------------------------
                                          Amount     Avg. Assets       Amount     Avg. Assets
                                        ----------   -----------     ----------   -----------
                                          ($000)         (%)           ($000)         (%)
Summary Income Statement
------------------------
Interest income                         $   14,068          5.83%    $   13,780          5.69%
Interest expense                            (5,926)        (2.46)        (5,515)        (2.28)
                                        ----------    ----------     ----------    ----------
  Net interest income                   $    8,142          3.37%    $    8,265          3.41
Provision for losses                          (250)        (0.10)          (265)        (0.11)
                                        ----------    ----------     ----------    ----------
  Net interest income after provision   $    7,892          3.27%    $    8,000          3.31

Other operating income                  $      173          0.07%    $      180          0.07
Non-interest operating expense              (4,530)        (1.88)        (4,644)        (1.92)
                                        ----------    ----------     ----------    ----------
  Net operating income                  $    3,535          1.46%    $    3,536          1.46

Non-operating income                    $       90          0.04%    $      132          0.05
                                        ----------    ----------     ----------    ----------

Income before taxes                     $    3,625          1.50%    $    3,668          1.52
Income taxes                                (1,236)        (0.51)        (1,251)        (0.52)
                                        ----------    ----------     ----------    ----------
Net income                              $    2,389          0.99%    $    2,417          1.00%

Core Net Income                         $    2,330          0.97%    $    2,330          0.96%

Sources: Cheviot Savings'prospectus, audited and unaudited financial statements, and RP Financial calculations.

RP Financial, LC.
Board of Directors
August 8, 2003
Page 4


                  Cheviot Savings' assets decreased by $1.0 million, or 0.4%, from March 31, 2003 to June 30, 2003, which was primarily realized through a decline in cash and investments and mortgage-backed securities, offset by an increase in loans receivable. Overall, the concentration of loans receivable comprising total assets increased from 74.8% to 75.8% of assets at March 31, 2003 and June 30, 2003, respectively. The Bank's ratio of cash and investments and FHLB stock remained stable at 13.6% of assets at March 31, 2003 and June 30, 2003, while the ratio of mortgage-backed securities declined from 9.7% of assets to 8.7% of assets, due to repayments and prepayments.

                  Updated credit quality measures indicated an improvement in the Bank's credit quality during the quarter, as non-performing assets declined from 0.15% of assets at March 31, 2003 to 0.09% of assets at June 30, 2003. The decline in the non-performing assets ratio was the result of a reduction in real estate owned, non-accruing loans and accruing loans greater than 90 days delinquent. Non-performing loans held by the Bank at June 30, 2003 consisted of loans secured by 1-4 family properties. Non-performing assets totaled $228,000 at June 30, 2003, as compared to $356,000 at March 31, 2003.

                  Both deposits and borrowings decreased during the quarter ended June 30, 2003, as certain higher cost certificates of deposit were allowed to leave the Bank and a portion of the borrowings reached maturity and were repaid. Overall, the Bank's updated funding composition reflected little change, as deposits equaled 80.1% and 80.3% of assets as of March 31, 2003 and June 30, 2003, respectively. Reflecting the repaid borrowings, the Bank's borrowings decreased from 4.4% of assets at March 31, 2003 to 4.0% of assets at June 30, 2003. Capital growth was noticeable during the quarter, as the Bank's equity-to-assets ratio increased from 14.7% at March 31, 2003 to 15.1% at June 30, 2003. The growth in capital was realized through the retention of earnings.

                  Cheviot Savings' operating results for the twelve months ended March 31, 2003 and June 30, 2003 are also set forth in Table 1. The Bank's reported earnings increased from 0.99% of average assets to 1.00% of average assets for the twelve months ended March 31, 2003 and June 30, 2003, respectively. A higher level of net interest income, offset by higher operating expenses accounted for the most notable changes in the Bank's updated income statement and return on average assets ratio.

                  Cheviot Savings' net interest income to average assets ratio increased from 3.37% to 3.41% for the twelve months ended March 31, 2003 and June 30, 2003, respectively. The increase in the net interest income ratio was the result of a larger decline in the interest expense ratio compared to the interest income ratio, which was mostly related to the Bank's balance of fixed rate residential mortgage loans held in portfolio and a more favorable impact of lower short-term interest rates on the Bank's funding costs. The Bank's yield/cost spread increased from 2.99% for the three months ended June 30, 2002 to 3.11% for the three months ended June 30, 2003.

RP Financial, LC.
Board of Directors
August 8, 2003
Page 5


                  Operating expenses as a percent of average assets exhibited a slight increase in the Bank's updated earnings, and asset shrinkage served to amplify the increase in operating expenses reported during the most recent twelve month period. Trailing twelve month operating expenses increased due to higher compensation costs and expenses related to updating the Bank's website and the Bank's name change which was effective in April 2003. Overall, Cheviot Savings' higher net interest income and operating expense ratios provided for stability in the expense coverage ratio (net interest income divided by operating expenses), which equaled 1.79 times and 1.78 times for the twelve months ended March 31, 2003 and June 30, 2003, respectively.

                  Growth in non-interest operating income was similar to asset growth, remaining at 0.07% of average assets for the twelve months ended March 31, 2003 and June 30, 2003. Accordingly, when factoring non-interest operating income into core earnings, the Bank's updated efficiency ratio (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) also was consistent with the Original Appraisal, equaling 54.7% and 55.2% for the twelve months ended March 31, 2003 and June 30, 2003, respectively. Gains realized from various non-operating items, such as the gain on sale of real estate owned and sale of loans to the FHLB of Cincinnati increased, primarily due to higher loan sales.

                  Similar levels of loan loss provisions were established by the Bank for both twelve month periods shown in Table 1. As of June 30, 2003, the Bank maintained general valuation allowances of $722,000, equal to 0.39% of net loans receivable and 316.7% of non-performing assets, versus comparable ratios of 0.40% and 206.5% at March 31, 2003.

         2.       Peer Group Financial Comparisons
                  --------------------------------

                  Tables 2 and 3 present the financial characteristics and operating results for Cheviot Savings', the Peer Group and all publicly-traded thrifts. The Bank's and the Peer Group's ratios are based on financial results through June 30, 2003 or the latest date available. There were no changes to the composition of the Peer Group.

                  In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Bank's updated interest-earning asset composition reflected a higher concentration of loans and a lower concentration of cash, investments and mortgage-backed securities. Overall, the Bank continued to maintain a comparable level of interest-earning assets as the Peer Group, as updated interest-earning assets-to-assets ratios equaled 97.0% for the Bank and 95.5% for the Peer Group.

                  The updated mix of deposits and borrowings maintained by Cheviot Savings' and the Peer Group also did not change significantly from the Original Appraisal. Cheviot Savings' funding composition continued to reflect a higher concentration of deposits and a

RP Financial, LC.
Board of Directors
August 8, 2003
Page 6


lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 84.3% and 85.7% for the Bank and the Peer Group, respectively. Cheviot Savings posted an updated tangible equity-to-assets ratio of 15.1%, which remained above the comparable ratio of 11.9% for the Peer Group. Overall, Cheviot Savings' updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 115.1%, which remained above the comparable Peer Group ratio of 111.4%. As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to increase Cheviot Savings' IEA/IBL ratio and, thus, further widen the gap the between the Bank's and the Peer Group's respective IEA/IBL ratios.

                  Updated growth rates for Cheviot Savings are based on annualized growth for the fifteen months ended June 30, 2003, while the Peer Group's growth rates are based on growth for the twelve months ended March 31, 2003 or the latest twelve month period available. Updated asset growth rates continued to reflect stronger asset growth for the Peer Group, as the Bank recorded a 4.77% increase in assets compared to a 9.43% growth rate for the Peer Group. Consistent with the Original Appraisal, Cheviot Savings' asset growth was sustained through loan growth, which was in part funded by a slight decline in cash and investments. Comparatively, asset growth for the Peer Group continued to consist of cash and investments, as well as loans, with a higher growth rate indicated for cash and investments.

                  Asset growth for the Bank was funded by a 2.01% increase in deposits and a 106.84% increase in borrowings, although the lower balance of borrowed funds reduced the overall impact of the higher percentage growth of the borrowed funds. Asset growth for the Peer Group was funded by deposit growth of 11.4% and borrowings growth of 9.9%. Consistent with the Original Appraisal, the Bank posted a stronger capital growth rate than the Peer Group (positive 7.25% versus positive 3.2% for the Peer Group), which was supported by the Bank's higher return on average assets and the negative impact of dividend payments and stock repurchases on the Peer Group's capital growth rate. Following the increase in capital that will be realized from the conversion proceeds, the Bank's capital growth rate will be depressed by its higher pro forma capital position, as well as by possible dividend payments and stock repurchases.

                  Table 3 displays comparative operating results for Cheviot Savings and the Peer Group, based on their respective earnings for the twelve months ended June 30, 2003 or for the latest twelve month period. Updated earnings for the Bank and the Peer Group equaled 1.00% and 0.63% of average assets, respectively. The Bank's higher return continued to be attributable to stronger core earnings.

                  In terms of core earnings strength, updated expense coverage ratios posted by Cheviot Savings and the Peer Group equaled 1.78x and 1.17x, respectively. The Bank's stronger expense coverage ratio continued to be primarily attributable to maintenance of a higher net interest income to average assets ratio (3.41% versus 3.29% for the Peer Group), and maintenance of a lower operating expense to average assets ratio (1.92% versus 2.82% for the

RP Financial, LC.
Board of Directors
August 8, 2003
Page 7


Peer Group). A lower interest expense ratio contributed to the Bank's higher net interest income ratio.

                  Non-interest operating income remained a larger source of earnings for the Peer Group, as such income amounted to 0.07% and 0.58% of the Bank's and the Peer Group's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Cheviot Savings' core earnings strength relative to the Peer Group's, the Bank's updated efficiency ratio of 55.2% remained more favorable to the Peer Group's updated efficiency ratio of 72.9%. Loss provisions remained a larger factor in the Peer Group's updated earnings, given that Bank's updated earnings continued to reflect minimal establishment of loss provisions. Comparatively, loss provisions established by the Peer Group equaled 0.24% of average assets.

                  Net gains continued to be a nominal earnings factor for both the Bank and the Peer Group. The impact of gains on Cheviot Savings' updated earnings was minimal, at 0.05% of average assets, while net gains posted by the Peer Group equaled 0.00%, on average, of average assets. As discussed in the Original Appraisal, given the less predictable and more non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of net gains on the Bank's and the Peer Group's earnings will be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Bank's or the Peer Group's updated earnings.

                  Similar to the Original Appraisal, the Bank maintained a slightly higher effective tax rate than the Peer Group. Updated effective tax rates for the Bank and the Peer Group equaled 34.11% and 32.99%, respectively.

         3.       Stock Market Conditions
                  -----------------------

                  Since the date of the Original Appraisal, the overall stock market has moved moderately higher on investor optimism that low interest rates, the federal government's tax-cut plan and improving consumer confidence would boost the economy. After experiencing a mild set back followings an earnings warning from Motorola and news of a shake-up in Freddie Mac's top management due to accounting concerns, the stock market recovered in mid-June on growing expectations that the Federal Reserve would cut rates further to stimulate the economy. Following three months of gains, stocks eased lower at the close of the second quarter largely on profit taking. The Federal Reserve did drop one key interest rate, the federal funds rate, by 0.25% on June 25, 2003, to a rate of 0.75%. Positive news that the unemployment rate had declined was offset by the fact that many potential workers had dropped out of the labor pool on a permanent basis. Stocks surged higher at the beginning of the third quarter on growing optimism about the economy and the sustainability of the bull market. The NASDAQ Composite Index posted a 14-month high in early-July, before declining slightly on profit taking and disappointing economic data related to an increase in jobless claims. Throughout late July and early August, the stock market reacted to continued uncertainty about the strength of the economic recovery, the potential for ongoing military action in Iraq, and increasingly larger

RP Financial, LC.
Board of Directors
August 8, 2003
Page 8


projected federal budget deficits. On August 8, 2003, the DJIA closed at 9191.1 or 0.8% higher since the date of the Original Appraisal and the NASDAQ Composite Index closed at 1644.0 or 1.1% higher since the date of the Original Appraisal.

                  Since the date of the Original Appraisal, the market for thrift issues has also moved moderately higher. In mid-June 2003, Freddie Mac's management shake-up had a negative ripple effect throughout the thrift sector, but the pullback was only temporary as thrift issues recovered in conjunction with the broader market. Profit taking and growing speculation of a rate cut by the Federal Reserve pulled the thrift sector lower in late-June. However, thrift issues recovered modestly at the close of the second quarter, which was supported by merger speculation following New York Community Bancorp's announced acquisition of Roslyn Bancorp. The rally in the broader stock market combined with acquisition speculation in certain regional markets served to boost thrift issues higher at the beginning of the third quarter. On August 8, 2003, the SNL Index for all publicly-traded thrifts closed at 1285.7, a decrease of 0.2% since June 13, 2003. The SNL MHC Index closed at 2,043.0, an increase of 3.4% since June 13, 2003. This more significant increase in the MHC index is due to continued acquisition speculation of publicly traded MHCs.

                  The updated pricing measures for the Peer Group and all publicly-traded thrifts generally posted mixed results since the date of the Original Appraisal, with the Peer Group's updated pricing measures continued to reflect a higher P/E multiple on a reported and core earnings basis and a lower P/B ratio than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the Original Appraisal, five out of the ten Peer Group companies were trading at higher prices. A comparative pricing analysis of all publicly-traded thrifts, all public Ohio thrifts and the Peer Group is shown in Table 4, based on market prices as of June 13, 2003 and August 8, 2003. The Peer Group's pricing measures reflect implied pricing ratios on a fully-converted basis.

                  As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

RP Financial, LC.
Board of Directors
August 8, 2003
Page 9


                                     Table 4
                              Cheviot Savings Bank
                         Average Pricing Characteristics


                                    At June 13,     At Aug. 8,         %
                                       2003           2003          Change
                                    -----------    -----------    -----------
Peer Group(1)
-------------
Price/Earnings (x)                     25.34x         24.10x         (4.9)%
Price/Core Earnings (x)                22.73          22.31          (1.8)
Price/Book (%)                         95.10%         93.41%         (1.8)
Price/Tangible Book(%)                 99.03          97.23          (1.8)
Price/Assets (%)                       21.43          21.34          (0.4)
Avg. Mkt. Capitalization ($Mil)      $ 63.48        $ 63.45          (0.1)

State of Ohio
-------------
Price/Earnings (x)                     15.79x         16.00x          1.3%
Price/Core Earnings (x)                19.71          19.44          (1.4)
Price/Book (%)                        119.87%        124.25%          3.7
Price/Tangible Book(%)                123.26         128.47           4.2
Price/Assets (%)                       13.52          13.95           3.2
Avg. Mkt. Capitalization ($Mil)      $ 67.69        $ 69.75           3.0

All Publicly-Traded Thrifts
---------------------------
Price/Earnings (x)                     15.57x         15.77x          1.3%
Price/Core Earnings (x)                17.78          18.00           1.2
Price/Book (%)                        144.62%        147.28%          1.8
Price/Tangible Book(%)                154.26         156.78           1.6
Price/Assets (%)                       14.93          15.41           3.2
Avg. Mkt. Capitalization ($Mil)      $324.28        $337.85           4.2

(1) Pricing ratios for the Peer Group are on a fully converted basis

                  As shown in Table 5, one standard conversion offering has been completed during the past three months. The closing pro forma price/tangible book ratio of the recent standard conversion offering equaled 66.3%, while the core price/earnings multiple was not meaningful. The recent standard conversion offering exhibited a price increase of 20% during the first week of trading. The one second-step conversion offering completed during the past three months, Jefferson Bancshares, Inc. closed at a price/tangible book ratio of 90.9% and increased 25% during its first week of trading. Shown in Table 6 are the current pricing characteristics of Jefferson Bancshares, Inc. which is the only NASDAQ or Exchange listed conversion offering that has been completed during last three months. However, this was a second step conversion of a mutual holding company offering, and therefore any direct comparisons are not meaningful.

RP Financial, LC.
Board of Directors
August 8, 2003
Page 10


Summary of Adjustments
----------------------

                  In the Original Appraisal, we made the following adjustments to Cheviot Savings' pro forma value based upon our comparative analysis to the Peer Group:

                                     Table 7
                              Cheviot Savings Bank
                         Average Pricing Characteristics

                                                              Previous Valuation
                   Key Valuation Parameters:                      Adjustment
                   -------------------------                      ----------

     Financial Condition                                        No Adjustment
     Profitability, Growth and Viability of Earnings            Slight Downward
     Asset Growth                                               Slight Downward
     Primary Market Area                                        No Adjustment
     Dividends                                                  No Adjustment
     Liquidity of the Shares                                    No Adjustment
     Marketing of the Issue                                     No Adjustment
     Management                                                 No Adjustment
     Effect of Government Regulations and Regulatory Reform     No Adjustment

                  The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the original appraisal. Accordingly, those parameters were not discussed further in this update.

                  In terms of financial condition, the Bank's balance sheet has shown an increase in the balance of the loan portfolio since March 31, 2003, as the Bank has been successful in increasing these types of higher yielding earning assets. In terms of interest rate risk, the Bank's balance of adjustable rate residential mortgage loans held in portfolio has increased by $3.1 million, to a total of $25.5 million as of June 30, 2003. The deposit profile has improved as higher costing certificates of deposit have declined by $2.3 million, while lower costing money market deposit accounts have increased by $2.2 million.. Net income for the quarter ended June 30, 2003 of $676,000, along with the decline in assets to $242.8 million, has resulted in an increase in the equity/assets ratio from 14.7% to 15.1%. The Bank's credit risk situation has improved since the date of the Original Appraisal, as total non-performing assets have declined from $356,000 to $228,000 and the allowance for loan loss provisions has increase by $15,000 to $722,000. The Bank's loan portfolio continues to consist primarily of mortgages secured by 1-4 family owner-occupied property. Based on these trends, we believe that a change in the valuation adjustment for financial condition from "no adjustment" to "slight upward" is appropriate.

RP Financial, LC.
Board of Directors
August 8, 2003
Page 11


                  In terms of profitability, growth and viability of earnings, the Bank continues to report actual and core earnings at a higher rate than the Peer Group. In terms of interest rate risk, the Bank's balance of adjustable rate residential mortgage loans held in portfolio has increased by $3.1 million, to a total of $25.5 million as of June 30, 2003. The deposit profile has improved as higher costing certificates of deposit have declined by $2.3 million, while lower costing money market deposit accounts have increased by $2.2 million. The higher capital ratio as of June 30, 2003 also has improved the interest rate risk position. The Bank's credit risk situation has improved since the date of the Original Appraisal, as total non-performing assets have declined from $356,000 to $228,000 and the allowance for loan loss provisions has increase by $15,000 to $722,000. Based on these trends, we believe that a change in the valuation adjustment for profitability, growth and viability of earnings from "slight downward" to "no adjustment" is appropriate.

                  The Original Appraisal provided for a slight downward adjustment for asset growth based on the demographic characteristics and competitive environment in the Bank's market area. While these characteristics remain somewhat similar, the Hamilton County metropolitan area remains a large metropolitan area with a population in excess of 800,000. The Bank's relatively low deposit market share (0.7%) results in the potential for noticeable increases in deposits without a material increase in market share. Thus, in light of the Bank's stated intention to open one or more de novo branches which would gain access to additional customers, the valuation adjustment for asset growth has been changed from "slight downward" to "no adjustment".

                  The general market for thrift stocks was somewhat higher since the date of the Original Appraisal, as indicated by the increase recorded in pricing ratios for all publicly-traded thrifts. The SNL MHC index recorded an increase based on higher pricing for publicly-traded MHCs. Activity in the new issue market has been limited, but the recent offerings that have been completed have been oversubscribed and have traded above their IPO prices in initial trading activity. Accordingly, a slight upward valuation adjustment was applied for marketing of the issue in this updated appraisal.

                  Overall, taking into account the foregoing factors, we believe that an increase in the Bank's estimated pro market value as set forth in the original appraisal is appropriate.

Basis of Valuation. Fully-Converted Pricing Ratios
--------------------------------------------------

         Consistent with the Original Appraisal, to calculate the fully-converted pricing information for MHCs, the reported financial information for the Peer Group companies has been adjusted as follows: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second step conversion of MHC institutions; and,
(3) net proceeds are assumed to be reinvested at market rates on an after-tax basis. Book value per

RP Financial, LC.
Board of Directors
August 8, 2003
Page 12


share and earnings per share figures for the Peer Group companies are adjusted by the impact of the assumed second step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 8 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the ten public MHC institutions that form the Peer Group.

Valuation Approaches
--------------------

         In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Cheviot Savings' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

         In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for the fixed offering expenses, effective tax rate, stock benefit plans, the funding of the Foundation and the capitalization of the MHC assumptions utilized in the Original Appraisal did not change in this update. The reinvestment rate was updated to reflect more current market interest rates as of June 30, 2003.

         Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed conversion and MHC offerings, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

         The Bank will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Association's shareholders. However, we have considered the impact of the Association's adoption of SOP 93-6 in the determination of pro forma market value.

         Based on the foregoing, we have concluded that an increase in Cheviot Savings' value is appropriate. Therefore, as of August 8, 2003, the estimated aggregate pro forma market value of Cheviot Savings' full conversion offering, including shares issued publicly as well as to the MHC and the Foundation, has been increased to $57,000,000, equal to 5,700,000 shares at $10.00 per share.

RP Financial, LC.
Board of Directors
August 8, 2003
Page 13


         1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Bank's reported earnings equaled $2,417,000 for the twelve months ended June 30, 2003. In deriving Cheviot Savings' core earnings and consistent with the Original Appraisal, the only adjustment made to reported earnings was to eliminate non-operating income, which equaled $87,000 on an after-tax basis, for the twelve months ended June 30, 2003. As shown below, on a tax effected basis, assuming application of an effective marginal tax rate of 34.0 percent to the gains eliminated, the Bank's core earnings were determined to equal $2,330,000 for the twelve months ended June 30, 2003. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

                                                             Amount
                                                             ------
                                                             ($000)

         Net income                                          $2,417
         Gain on sale of assets(1)                              (87)
                                                             ------
           Core earnings estimate                            $2,330

         (1)      Tax effected at 34.0 percent.

                  Based on Cheviot Savings' reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's reported and core P/E multiples (fully-converted basis) at the $57.0 million midpoint value equaled 23.22 times and 24.07 times, respectively. The Bank's updated reported and core P/E multiples provided for discounts of 6.8% and 2.2% relative to the Peer Group's average reported and core P/E multiples of 24.92 times and 24.62 times, respectively (versus discounts of 25.2% and 14.6% relative to the Peer Group's average reported and core P/E multiples as indicated in the Original Appraisal). As set forth in the Original Appraisal, the implied discounts reflected in the Bank's pro forma P/E multiples take into consideration the Bank's resulting pro forma P/B and P/B ratios. The Bank's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 9, and the pro forma calculations are detailed in Exhibits 3 and 4.

         2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $57.0 million midpoint valuation, the Bank's P/B and P/TB ratios (fully-converted basis) both equaled 67.8%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 93.4% and 97.2%, respectively, Cheviot Savings' updated ratios were discounted by 27.4% and 28.0% (versus discounts of 33.9% and 36.5% from the Bank's P/B and P/TB ratios as indicated in the Original Appraisal). RP Financial considered such discounts to be reasonable in light of the previously referenced valuation adjustments, the nature of the

RP Financial, LC.
Board of Directors
August 8, 2003
Page 14


calculation of the pro forma P/B and P/TB ratios which mathematically results in a discounted ratio to book value and tangible book value.

                  In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent standard conversion and MHC offering pricing characteristics. As indicated in the Original Appraisal, the pricing characteristics of recent conversion and MHC offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The one standard conversion offering completed within the past three months closed at a 66.3% P/TB ratio and appreciated 20% during the first week of trading.

         3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $57.0 million midpoint value, Cheviot Savings' full conversion pro forma P/A ratio equaled 19.64%. In comparison to the Peer Group's average P/A ratio (fully-converted basis) of 21.34%, Cheviot Savings' P/A ratio indicated a discount of 8.0% (versus a discount of 22.4% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion
--------------------

         We have concluded that the Bank's estimated pro forma market value should be increased since the date of the Original Appraisal. Based on the foregoing, it is our opinion that, as of August 8, 2003, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the shares issued publicly, to the Foundation, as well as to the MHC, equaled $57,000,000 at the midpoint, equal to 5,700,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $48.450 million and a maximum value of $65.550 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 4,845,000 at the minimum and 6,555,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $75.383 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 7,538,250.

         The Board of Directors has established a public offering range such that the public ownership of the Corporation, including the 75,000 shares issued to the Foundation, will constitute a 45.0 percent ownership interest. Accordingly, the offering to the public of the minority stock, excluding the Foundation shares, will equal $21.053 million at the minimum, $24.900 million at the midpoint, $28.748 million at the maximum and $33.172 million at the

RP Financial, LC.
Board of Directors
August 8, 2003
Page 15


supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 9 and are detailed in Exhibit 3 and Exhibit 4; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 10 and are detailed in Exhibits 5 and 6.

                                            Respectfully submitted,
                                            RP FINANCIAL, LC.




                                            William E. Pommerening
                                            Chief Executive Officer




                                            James J. Oren
                                            Senior Vice President

RP Financial, LC.



                                LIST OF EXHIBITS

Exhibit
Number                                Description
------                                -----------

   1             Stock Prices:  As of August 8, 2003

   2             Peer Group Core Earnings Analysis

   3             Pro Forma Analysis Sheet - Fully Converted Basis

   4             Pro Forma Effect of Conversion Proceeds - Fully Converted Basis

   5             Pro Forma Analysis Sheet - Minority Stock Offering

   6             Pro Forma Effect of Stock Proceeds - Minority Stock Offering

   7             Firm Qualification Statement

                                    EXHIBITS

                                    EXHIBIT 1

                                  Stock Prices
                              As of August 8, 2003

                                    EXHIBIT 2

                             Core Earnings Analysis

                                    EXHIBIT 3

                Pro Forma Analysis Sheet - Fully Converted Basis

                                    EXHIBIT 4

         Pro Forma Effect of Conversion Proceeds - Fully Converted Basis

                                    EXHIBIT 5

               Pro Forma Analysis Sheet - Minority Stock Offering

                                    EXHIBIT 6

          Pro Forma Effect of Stock Proceeds - Minority Stock Offering

                                    EXHIBIT 7
                          Firm Qualification Statement

                                                    FIRM QUALIFICATION STATEMENT


RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

     Gregory E. Dunn, Senior Vice President
     James P. Hennessey, Senior Vice President
     James J. Oren, Senior Vice President
     William E. Pommerening, Managing Director
     Ronald S. Riggins, Managing Director